Exhibit 99.3

Nasus Pharma Reports First Half 2026 Financial Results and Provides Business Update

Appointed Pharma Industry Veteran Brendan O’Grady as Chief Executive Officer

Company on Track to Advance Clinical Programs to Key Second Half 2026 Milestones

TEL AVIV, Israel, August 17, 2026 – Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus”, “Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced its financial results for the six months ending June 30, 2026 and provided a corporate update.

“Nasus has made enormous progress in its clinical programs in the first six months of 2026, and we believe it is well positioned to advance to NS002 and NS003 toward key milestones in the second half of the year,” said Brendan O’Grady, Chief Executive Officer of Nasus Pharma. “Building on the positive topline Phase 2 results for NS002 intranasal epinephrine powder formulation, we are on track to initiate a pivotal study in the treatment of anaphylaxis in the fourth quarter of this year, with a topline data readout anticipated in the first quarter of 2027. NS002 represents an opportunity to address a significant unmet medical need in a growing $2 billion market opportunity currently dominated by injectables. While this clinical program advances toward important inflection points, we are also developing the commercial strategy and go-to-market plans designed to deliver the significant value generation that NS002 represents. NS003, our proprietary intranasal powder formulation of ondansetron that is being developed for chemotherapy induced and post-operative nausea and vomiting, demonstrated a favorable safety profile in a preclinical study, and we are preparing to initiate a first-in-human pharmacokinetic study in the coming weeks. We look forward to executing on our timelines over the second half of 2026, and to delivering on the therapeutic promise of our portfolio to patients in need.”

Clinical Updates

NS002 – Intranasal powder Epinephrine for Anaphylaxis

●	Completed Phase 2 single and repeat dose clinical study, with topline results demonstrating statistically significant improvements in time to therapeutic threshold (T100) and a higher proportion of participants reaching therapeutic epinephrine levels within the first minutes following administration, compared to EpiPen®. Data also demonstrated NS002’s consistent absorption across real-world conditions, including under a nasal allergic challenge designed to simulate anaphylaxis scenarios.
●	Advancing toward a pivotal clinical study and on track for initiation in the fourth quarter of 2026 and planned topline data readout in the first quarter of 2027, subject to regulatory alignment.
●	Hosted Key Opinion Leader event highlighting NS002’s potential in the treatment of anaphylaxis. Replay available here.

NS003 – Proprietary intranasal powder formulation of ondansetron for chemotherapy and post-operative nausea and vomiting

●	Announced positive results from a preclinical pharmacokinetic study of NS003 (the proprietary intranasal powder formulation of ondansetron) for initiation of first in human trial being developed for chemotherapy induced and post-operative nausea and vomiting.
●	On track to initiate a first-in-human PK study in the coming weeks.

Business Updates

●	Appointed pharma industry veteran Brendan P. O’Grady as Chief Executive Officer to lead the Company’s next phase of growth. The leadership transition was effective as of July 27, 2026.
●	Mr. O’Grady has more than three decades of global leadership experience spanning corporate strategy, business development, commercialization, market access, strategic partnerships and global product launches. Additional information regarding Mr. O’Grady’s appointment is set forth in our Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2026.

Financial Results

Cash, Cash Equivalents and Short-Term Deposits: As of June 30, 2026, Nasus had cash, cash equivalents and short-term deposits of $11.9 million, compared with cash, cash equivalents and short-term deposits of $4.3 million as of December 31, 2025. The increase in cash, cash equivalents and short-term deposits was primarily a result of a private placement of ordinary shares and warrants to purchase ordinary shares for aggregate gross proceeds of approximately $15.0 million. Nasus expects that its current cash, cash equivalents and short-term deposits will be sufficient to fund its operations through the second quarter of 2027.

Research and Development Expenses: Research and development expenses were $2.6 million for the six months ended June 30, 2026, compared with $0.3 million for the six months ended June 30, 2025. The increase was primarily attributable to expenses paid in connection with the development of NS002.

General and Administrative Expenses: General and administrative expenses were $3.4 million for the six months ended June 30, 2026, compared with $0.5 million for the six months ended June 30, 2025. The increase was mainly due to the costs associated with becoming a public company.

Net Loss: For the six months ended June 30, 2026, net loss was $5.9 million, compared with a net loss of $1.3 million for the six months ended June 30, 2025. The total number of ordinary shares outstanding as of June 30, 2026, was 11,070,458.

The Company has furnished its Report of Foreign Private Issuer on Form 6-K for the six months ended June 30, 2026, to the SEC, which can be accessed on its website at https://www.nasuspharma.com. Shareholders may request, free of charge, a hard copy of the Report, which includes the Company’s complete audited consolidated financial statements for the six months ended June 30, 2026, by contacting ir@nasuspharma.com.

About Nasus Pharma

Nasus Pharma Ltd. (NYSE: NSRX) is a biopharmaceutical company advancing innovative intranasal therapies through its proprietary intranasal powder technology platform. The Company’s lead product candidate, NS002, is being developed as an intranasal epinephrine treatment for Type I allergic reactions, including anaphylaxis. In addition to NS002, Nasus is leveraging its proprietary technology platform to develop a growing pipeline of differentiated intranasal product candidates designed to provide rapid, reliable and patient-friendly drug delivery across multiple therapeutic areas.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward looking statements. For example, Nasus Pharma is using forward looking statements in this press release when it discusses: statements regarding the Company’s strategy to commercialize NS002 and unlocking its commercial potential; advancing the Company’s pipeline and future business development initiatives, maximizing the value of its proprietary Nasax intranasal technology platform; the next phase of Nasus Pharma’s growth; the Company advancing NS002 toward a pivotal trial in the fourth quarter of 2026 and topline data readout the first quarter of 2027; its ability to execute on its timelines in the second half of 2026; the increasing strategic focus on pre-commercial planning; the opportunity NS002 presents to address a significant unmet medical need; the believe that the Nasus portfolio represents a significant value generation opportunity; and the potential applications and promise of the Company’s proprietary intranasal technology platform. These forward-looking statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to update or revise these forward-looking statements except as required by applicable law.

Company Contact

Nasus Pharma Ltd.

info@nasuspharma.com

Investor Contact

Mike Moyer

LifeSci Advisors

+1-617-308-4306

mmoyer@lifesciadvisors.com

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NASUS PHARMA LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2026	December 31, 2025
(Amounts in U.S. dollars in thousands, except shares and per share amounts)
Asset
Current assets
Cash and cash equivalents	$7,818	$1,237
Restricted cash	86	54
Short-term deposit	4,000	3,049
Prepaid expenses and other current assets	407	515

Total current assets	12,311	4,855

Right-of-use assets	120	135
Property and equipment, net	18	14

Total Assets	$12,449	$5,004

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$347	$829
Accrued expense and other current liabilities (of which $94 and $136 are to related parties as of June 30, 2026 and December 31, 2025, respectively)	568	806
Current operating lease liabilities	54	45
Current liabilities related to discontinued operations	435	483

Total current liabilities	1,404	2,163

Noncurrent operating lease liabilities	49	73

Total Liabilities	1,453	2,236

Commitments and contingencies (see Note 5 )	-	-

Shareholders’ equity
Ordinary Shares, no par value; 50,000,000 shares authorized. 11,710,808 and 9,015,383 shares issued as of June 30,2026 and December 31, 2025, respectively.	-	-
Additional paid-in capital	35,458	21,288
Accumulated deficit	(24,462)	(18,520
Total Shareholders’ Equity	10,996	2,768

Total Liabilities and Shareholders’ Equity	$12,449	$5,004

NASUS PHARMA LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,
	2026	2025
(Amounts in U.S. dollars in thousands, except shares and per share amounts)
Operating expenses:
Research and development (of which $320 and $295 are with related parties in 2026 and 2025, respectively)	$2,589	$289
General and administrative (of which $839 and $286 are with related parties in 2026 and 2025, respectively)	3,452	528
Total operating expenses	6,041	817
Operating loss from continuing operations	(6,041)	(817)

Change in fair value of convertible securities	-	(326)

Interest income	128	-

Other expenses, net	(35)	(51)
Loss from continuing operations	(5,948)	(1,194)
Net income (loss) from discontinued operations	6	(58)
Net loss	$(5,942)	$(1,252)

Per share data
Loss per share attributable to shareholders:
Basic	$(0.54)	$(0.17)
Diluted	$(0.54)	$(0.17)
Weighted average Ordinary Shares outstanding – basic	11,070,458	7,362,906
Weighted average Ordinary Shares outstanding – diluted	11,070,458	7,362,906